                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

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
PETER C. NOVEMBER           DIRECT DIAL: 404-881-7872           E-MAIL: PNOVEMBER@ALSTON.COM
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                                February 14, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      LHC Group, Inc.
                  Registration Statement on Form S-1
                  Filed November 24, 2004, as amended January 6, 2005 File Number 333-120792

Dear Mr. Riedler:

         At the request and on behalf of our client, LHC Group, Inc. (the "Company"), we hereby file, via EDGAR, Amendment No. 2 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 2"). Amendment No. 2 includes revisions made in response to the comment letter dated January 27, 2005 from the Staff.

         We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Staff's comment letter. A copy of this letter, along with courtesy copies of Amendment No. 2 (marked to show changes) and other supplemental materials referenced herein, are being sent to the Staff via overnight mail.

         Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.

General
Overview p. 1

COMMENT

1. We are in receipt of your proposed graphic. In your response letter, please confirm that each star in the graphic represents a site that is currently generating


   Bank of America Plaza         90 Park Avenue         3201 Beechleaf Court,    601 Pennsylvania Avenue, N.W.
  101 South Tryon Street,      New York, NY 10016             Suite 600         North Building, 10th Floor
        Suite 4000                212-210-9400         Raleigh, NC 27604-1062   Washington, DC 20004-2601
 Charlotte, NC 28280-4000      Fax: 212-210-9444            919-862-2200               202-756-3300
       704-444-1000                                       Fax: 919-862-2260         Fax: 202-756-3333
     Fax: 704-444-1111

Mr. Jeffrey Riedler
February 14, 2005
Page 2


         revenue for the Company. If this is not the case, please modify the graphic so that only revenue-generating sites are marked with a star.

RESPONSE

         Each location identified on the map currently generates revenue.

COMMENT

2. In prior comment 8, we had requested that you provide more information about the services you provide. While we note your revisions to the Overview, we could not locate any discussion of the specific services that constitute "post-acute healthcare services." Please include this information in your introduction to the section.

RESPONSE

         The second sentence of the "Overview" states that we provide post-acute healthcare services through home nursing agencies, hospices, long-term acute care hospitals and outpatient rehabilitation clinics. Home nursing agencies, hospices, long-term acute care hospitals and outpatient rehabilitation clinics are providers of post-acute healthcare services. In the third paragraph of the "Overview" we state that "our home nursing locations offer a wide range of services, including skilled nursing, private duty nursing, physical, occupational and speech therapy and medically-oriented social services." In that same paragraph we state that "our hospices provide palliative care to patients with terminal illnesses." In the fourth paragraph we state that our long-term acute care hospitals "provide services to patients who have transitioned out of a hospital intensive care unit and suffer from complex medical conditions that remain too severe for treatment in a non-acute setting." In this same paragraph we also state that we "provide outpatient rehabilitation services through physical therapists, occupational therapists and speech pathologists." The services we have described in the third and fourth paragraphs of the "Overview" are the post-acute healthcare services we provide.

Risk Factors, p. 8
"More than 80% of our net revenue...," p.8 '

COMMENT

3. We note your response to prior comments 15, 16 and 17. However, we believe that the possible elimination of the market basket and the possibility for adjustments in reimbursement should be disclosed as risk factors. We note that you have included other risk factors that have not materialized, including factors relating to regulatory and administrative matters. Accordingly, we are not persuaded by your response to the comment and believe that you should revise

Mr. Jeffrey Riedler
February 14, 2005
Page 3


         your disclosure to include a discussion of each of these factors, either as new factors or within current risk factors that relate to the new disclosures.

RESPONSE

         We have revised our disclosure on page 8 to include a discussion regarding the possible elimination of the market basket and Medicare's routine rate adjustment policy.

COMMENT

4. Similarly, we also believe that the possible downward adjustments in the base episode payment and the risk to the Company's revenues that could arise therefrom is a material risk that should be disclosed either as a separate risk factor or within a current factor.

RESPONSE

         We have revised the disclosure on page 8 to include a discussion of the possible reduction in the base episode rate. The risk factor on page 8 also discusses the potential revenue decrease from reductions in reimbursement rates.

COMMENT

5. Please also disclose in the discussion that CMS routinely adjusts the wage index and reclassifies home health resource groups or ling term care diagnosis-related groups.

RESPONSE

         We have revised the disclosure on page 8 to indicate that Medicare routinely adjusts the wage index and reclassifies home health resource groups and long-term care diagnosis-related groups.


COMMENT

6. As we indicated in our original comment letter, risk factors should not be generic but should be fact-specific and customized for the Company. Accordingly, you should include the requested information for each of the bullet points set forth in the risk factor.

Mr. Jeffrey Riedler
February 14, 2005
Page 4


RESPONSE

         We have revised the disclosure on page 8 to provide more information regarding the bullet points set forth in the risk factor relating to our Medicare reimbursement.

"CMS recently adopted, new regulations ...," u. 9

COMMENT

7. Please revise to identify the factors that will determine the financial impact of the new rules as you have done in your response to previous comment 19.

RESPONSE

         We have revised our disclosure on page 10 to include the disclosure requested by the Staff.

"If we fail to complete the evaluation of our internal control . " 18

COMMENT

8. We note your response to comment 42. Based on your response, it appears that the risk factor discussion is generic in that it applies to all companies in all industries. Please revise to delete the risk factor from your registration statement.

RESPONSE

         We note the Staff's comment regarding the risk factor relating to our internal control over financial reporting. We intend to file a subsequent amendment with our audited financials statements for the year ended December 31, 2004. We will respond to this comment in this subsequent amendment.

Non-GAAP Financial Measures, page 25

COMMENT

9. We note your response to comment 45. We fail to see that the arguments provided in the response present persuasive, substantive reasons as to why management believes that these non-GAAP financial measures provide useful information to investors, nor has the company demonstrated the economic substance behind management's decision to include such a measure. Additionally, within the response the company states that "it is important to report EBITDA because it provides a meaningful measure of our ability to meet our future debt service, capital expenditures and working capital requirements?' This seems inconsistent with what the disclosure on page 25 where it states that this is a performance

Mr. Jeffrey Riedler
February 14, 2005
Page 5


         measure. Furthermore, the company also states that "our business model creates an unusual circumstance that requires us to report EBITDA less the amount of our minority interest and cooperative endeavor allocations." In light of the several competitors listed in the response who treat of joint venture activities similarly, these circumstances do not appear to be that unusual. Please revise the filing to comply with item 10(e) of Regulation S-K, or remove all references to these non-GAAP measures.

RESPONSE

         As discussed with the Staff, we have deleted the presentation of Adjusted EBITDA. We have also revised our presentation of EBITDA to remove the reference to "less minority interest." On page 27 of the Registration Statement we have revised our disclosure to remove all references to the use of EBITDA as a performance measure. Instead we have indicated that EBITDA is being presented as a measure of our ability to meet our future debt service, capital expenditures and working capital requirements.

Management's Discussion and Analysis of Financial Condition and Consolidated Results of Operations Liquidity and Capital Resources. page 39

COMMENT

10. We note your revised disclosure as a result our comment 47. However, your revision does not provide a robust discussion of the primary factors driving the company's current and future cash flows, in particular the cash outflows from operations. As such, please revise this discussion to include a more robust analysis of the activities that actually generate cash inflows and outflows from operations as well as the more likely than not impact these items will have on known trends and uncertainties.

RESPONSE

         We have revised our disclosure on page 41 to provide a more robust discussion of the primary factors driving our cash inflows and outflows from operations.

COMMENT

11. Refer to your response to comment 48. The revised disclosure does not seem to adequately address the dependence on these payments from subsidiaries to meet the liquidity needs of the parent company under this holding company structure. Please revise this section of the document to include the potential impact that such an inability by the subsidiaries to make payments would have on the ability of the parent to meet its debt obligations.

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Mr. Jeffrey Riedler
February 14, 2005
Page 6


RESPONSE

         We have revised the disclosure on page 41 under the heading "Liquidity and Capital Resources" to include a discussion of the potential impact that any inability of our subsidiaries to make sufficient distributions or advances to us would have on the ability of the parent to meet its debt obligations.

Critical Accounting Policies. pages 42-45

COMMENT

12. Refer to your response to comment 49. Please revise your critical accounting policies to incorporate the additional information discussed in your letter regarding contractual and payment adjustments in the revenue recognition discussion including the impact of any RAP adjustments. Also include a more robust discussion that the impact that the decision to consolidate or not consolidate an entity would have on earnings in addition to the current discussion of revenues.

RESPONSE

     In response to the Staff's comment. we have revised our disclosure on pages 46 and 47 to more precisely describe our revenue recognition policy. We have also indicated in the Critical Accounting Policies section under the heading "Principles of Consolidation" the impact of our decision to consolidate or not consolidate would have on our earnings.

Accounts Receivable and Allowances for Uncollectible Accounts, page 44

COMMENT

13. Please consider expanding your disclosures include the following disclosures:

         a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2003, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2002 and the amount of the new estimate or settlement amount that was recorded during 2003.

         b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

Mr. Jeffrey Riedler
February 14, 2005
Page 7

         c. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

         d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

RESPONSE

         a. In a hospital setting, the contractual allowance, recorded on a monthly basis, is typically based on a percentage of gross charges that historically have been adjusted due to third party payor arrangements. This practice would necessitate an evaluation of these percentages to ensure that the historical figures are still representative of the current patient population. Unlike a hospital setting, in our business we are able to determine our net amount due at the patient level. Our Medicare population is paid at a prospectively set amount which can be determined at the time services are rendered. Our Medicaid reimbursement is based on a predetermined fee schedule applied to each individual service we provide. Our managed care contracts are structured similar to either the Medicare or Medicaid payment methodologies. Because of our payor mix, we are able to calculate our actual amount due at the patient level and adjust the gross charges down to the actual amount at the time of billing. This negates the need for an estimated contractual allowance to be booked at the time we report net service revenue for each reporting period.

         b. As stated above, our adjustments for third party payors are taken at the time of billing. The accounts receivable amount reflected on the balance sheet is a net value. In addition, since the implementation of the prospective payment system we no longer have any material cost based reimbursement. Therefore, the reference to the "estimate of unsettled amounts" is inapplicable to our business.

Mr. Jeffrey Riedler
February 14, 2005
Page 8

         c. On page 48 of the Registration Statement we have included an aging of accounts receivable by payor source.

         d. We verify benefits at the time of admission and through this verification process are able to determine the payor source and eligibility for reimbursement for each patient. Accordingly, we do not have reimbursement amounts that are pending approval based on the eligibility of a patient to receive reimbursement from the applicable payor program. Further, we only provide limited services to patients who are ineligible for reimbursement from a third party payor, therefore, do not have any material reimbursement from patients who are self pay.

Business, page 46

COMMENT

14. We note your response to comments 52 and 57. Please provide us with a supplemental analysis supporting your conclusions that you are not substantially dependent on any of these agreements. You may provide an analysis as to each type of agreement, as opposed to each individual agreement.

RESPONSE

         In analyzing our substantial dependence on our joint ventures, cooperative endeavors, license leasing arrangements and management services agreements, we have looked to the guidance provided by the staff in Staff Accounting Bulletin No. 99 ("SAB 99"). Although we have used SAB 99 as a guide, we note that in the Staff's comment and in S-K 601 (10)(ii)(B) the standard used to determine whether or not we need to file one or more of the agreements relating to these relationships is substantial dependence, which is a higher standard than the materiality standard discussed in SAB 99.

         SAB 99 considers whether there is a substantial likelihood that a reasonable person would consider any of these strategic relationships material given the "surrounding circumstances" and "total mix" of information. We have concluded, based on the individual circumstances for each type of arrangement that we are not substantially dependent on any of our strategic relationships.

         Our decision that we are not substantially dependent on any of these relationships is based on three primary qualitative factors. First, we believe that if any relationship was terminated we could enter into a similar relationship with other providers in the applicable territory without any material interruption to our operations. Second, we believe that should any of these relationships terminate we could provide services to our existing participants in the territory from one of our other locations without any material impact to our revenues. Third, since we have already established relationships in the markets where we have strategic relationships we could establish a wholly-owned location in the territory without any material decrease in our revenues.

Mr. Jeffrey Riedler
February 14, 2005
Page 10


COMMENT

15. Please provide a brief description of the private transactions that you refer to in your response.

RESPONSE

         All shares, other than the shares to be issued in this offering, were issued in one of the following private transactions: (1) the exchange by our founders of their shares in Louisiana Health Care Group, Inc. for 2,482,662 shares of LHC Group, LLC in connection with the merger of the two entities; (2) the issuance of the equivalent of an aggregate of 966,813 shares of our currently outstanding common stock in Louisiana Health Care Group, Inc. in consideration of a cash payment of $1,000 and a Consulting Agreement with the Catalyst Entities under which they agreed to provide assistance, advice and consultation with respect to our operations, marketing and financial structure;
(3) the issuance of an aggregate of 518,036 shares to two of our joint venture partners upon the exercise of their rights to convert their joint venture equity interests into shares of our common stock in connection with this offering; and
(4) the issuance of 481,680 shares of our common stock upon conversion of outstanding KEEP units in connection with this offering. Each of these transactions is disclosed in Part II of the Registration Statement under the heading "Recent Sales of Unregistered Securities."

COMMENT

16. We note your response to comment 64. However, we were unable to locate the name of the natural person(s) with voting and investment control of the shares owned by The Catalyst Funds.

RESPONSE

         On page 89, footnote 10 contains the following language referencing the natural person(s) that exercise voting and investment control of the shares owned by The Catalyst Funds, "Mr. Nixon and Rick Hermann, who is also an executive officer of The Catalyst Fund, Ltd. And Southwest/Catalyst Capital, Ltd., exercise shared investment power over the shares of common stock owned by The Catalyst Fund, Ltd. and Southwest/Catalyst Capital, Ltd."

Mr. Jeffrey Riedler
February 14, 2005
Page 11

Underwriting, page 94

COMMENT

17. We note your response to comment 66. Please tell us when your procedures were approved and confirm that there have been no changes in the procedures subsequent to that date.

RESPONSE

         We have been advised by Jefferies & Company, Inc. and Legg Mason Wood Walker Incorporated that except as noted in the next sentence, neither of them delivers prospectuses electronically. Jefferies has also advised us that it engages NetRoadShow to provide information to potential investors in accordance with the no-action letters issued directly to NetRoadShow and that it has delivered preliminary prospectuses electronically in connection with a specific directed share program. If either underwriter were to make preliminary or final prospectuses for this offering available electronically in "pdf" form to institutional investors as a convenience, it would do so in accordance with SEC guidelines as discussed in the Brown & Wood No-Action Letter (1995 SEC No. Act. LEXIS 281 (Feb. 17, 1995)), SEC Releases No. 33-7233 and 33-7289 and subsequent interpretative materials, including obtaining the prior written consent of such investor to delivery of the electronic copy.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Principles of Consolidation, pages F-8

COMMENT

18. We note your revised disclosure to our comment 73. We feel that this disclosure could be better improved by elaborating on the specific components of the authoritative literature that correlates with your accounting treatment. With respect to each of the following items, please provide us a sufficiently detailed explanation to us that references the applicable literature and revise your consolidation policy so that your basis for consolidating the partnership investments is wholly transparent to investors.

         a. Explain your basis under GAAP for consolidating these entities.
         b. Tell us what your ownership interest is in each of the entity/agreement that is being consolidated.
         c. Identify the minority partners and describe in detail their rights. Tell us if the minority partners have substantive rights under the agreements or under law that may preclude consolidation of these entities.
         d. Specifically address the partnerships where the equity partner has a majority of the management committee votes as described on page 53.

Mr. Jeffrey Riedler
February 14, 2005
Page 12


RESPONSE

         We have revised our disclosure on pages F-9 and F-10 to provide the information requested by the Staff. In order to assist the Staff in completing its analysis of our consolidation policy, we will provide further information supplementally that is responsive to part c and d of question 8.

Accounts Receivable and Allowances for Uncollectible Accounts. page F-10

COMMENT

19. We noted your response to our comment 75. Your response does not appear to provide adequate justification for recording amounts billed and received in advance of actual services performed as amounts due to the Medicare program and offset those amounts against the accounts receivable from Medicare. Please provide to us a more robust discussion that cites the specific paragraphs within the applicable authoritative literature, which supports this accounting treatment. Additionally, please substantiate any legally enforceable right to offset that the Company is entitled to.

RESPONSE

         APB 10, paragraph 7 (B10.101) states that "It is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists." FIN 39 states that a "right of setoff" is a debtor's legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. A right of setoff exists when all of the following conditions are met:

         -        Each of two parties owes the other determinable amounts;
         - The reporting party has the right to setoff the amount owed with the amount owed by the other party;
         -        The reporting party intends to setoff; and
         -        The right of setoff is enforceable at law.

         Under the applicable Medicare prospective payment system, on the date a final bill for services rendered is issued, we are able to calculate the exact amount owed to us by Medicare for services rendered. Accordingly, both the amount we are owed by Medicare for services rendered and the amount we are to receive from Medicare in advance of services rendered are determinable. Medicare providers have the right to setoff amounts for services rendered that have not been paid against the accounts receivable from Medicare under a number of legal theories. Medicare law specifically affords that providers of services shall be paid those amounts determined to be due, generally not less often than monthly, with necessary adjustments due to previously made overpayments or underpayments.

Mr. Jeffrey Riedler
February 14, 2005
Page 13

While there is not a specific regulatory provision granting a provider the right to setoff against outstanding Medicare receivables, the courts have recognized that there is a common law right to do so. In addition, numerous bankruptcy cases have recognized offset of underpayments due to providers against overpayments claimed by CMS. CMS manuals also contain a number of policies which require CMS to offset the amount of any underpayments due providers from any overpayments due from providers.

         We intend to setoff the amounts we are owed from Medicare against the amounts received from Medicare in advance of services rendered. Our intent to do so is evidenced by the manner in which we have accounted for these transactions. According to APB 10 (B10.101A), the requirement that the right of setoff must be enforceable at law includes those situations in which the right of setoff is enforceable because of regulatory procedures or as part of normal business practice, even if not specifically included in contractual agreements. As part of our normal business practice we setoff these amounts. In addition, other healthcare providers, including home nursing providers, setoff these amounts as part of their normal business practice. Because we have satisfied each of the four aforementioned elements required under APB 10, we believe it is appropriate for us to continue recording amounts billed and received in advance of actual services performed as amounts due to the Medicare program and offset those amounts due us from Medicare.

Minority Interest and Cooperative Endeavor Agreements page F-12

COMMENT

20. We considered your response to our comment 76. Please provide a discussion that references the applicable authoritative accounting literature upon which the company relied in classifying these amounts as operating revenue/expense, or aggregating the amounts together. Please revise the financial statements to separately present any "minority interest" below income before income tax.

RESPONSE

         Our cooperative endeavor partners share in the net profits and losses of these entities in the same manner that our joint venture partners participate in net profits and losses; the only difference between these two arrangements being that our joint venture partners own an equity interest in addition to sharing in net profits and losses, while our cooperative endeavor partners do not. Since our cooperative endeavor partners share in net profits and losses in the same manner as our joint venture partners, we believe it is appropriate to treat our cooperative endeavor relationships and joint ventures in the same manner. As a result, we have revised our financial statements to separately present "minority interest and cooperative endeavor allocations" below income tax expense.

Mr. Jeffrey Riedler
February 14, 2005
Page 14

3. Acquisitions and Divestitures, page F-14

COMMENT

21. Please revise the discussion of the amount assigned to goodwill related to the acquisitions to indicate that the company included the value of the licenses within the amounts assigned to goodwill along with a brief description of why this is appropriate.

RESPONSE

         We have revised the disclosure on page F-13 to indicate that we included the value of the licenses within the amounts assigned to goodwill, along with a brief description of why we believe such treatment is appropriate.

COMMENT

22. We have considered your response to our comment 79. The analysis the company provided related to the materiality of these disposals appears to focus solely on the quantitative factors. Please provide a more details materiality analysis that focuses on the qualitative factors. Include specifically a discussion of the amount of income before taxes related to these operations for each period presented and the impact on the trends that this disclosure would have.

RESPONSE

         Although we believe it is qualitatively and quantitatively immaterial, we have revised our financial statements and related pages throughout Amendment No. 2 to recognize these divested facilities and joint ventures as discontinued operations in accordance with FAS 144.

11. Commitments and Contingencies
Contingencies, pages F-22 -- F-23

COMMENT

23. Refer to your response to comment 81. We note that the amounts disclosed in note 15 based on the mid-point of the disclosed price range appear to be significantly higher than the contingent amount disclosed at the top of page F-23. Please explain to us the differences in these amounts. Also provide to us the company's analysis with references to the specific paragraphs within the authoritative literature upon which it relied the accounting treatment applied to these transactions.

Mr. Jeffrey Riedler
February 14, 2005
Page 15

RESPONSE

         The amount set forth on page F-26 was calculated as of June 30, 2004 when the expected initial public offering price was $10 per share. As discussed in our previous letter, the expected price range increased during the fourth quarter of 2004. Accordingly, the number on page F-26 reflects our best estimate of the price range as of June 30, 2004. Thus, we have not revised the number on page F-26.

         On page F-26 we have disclosed a contingency related to our obligation to acquire the minority interests held by two of our joint venture partners in the event we complete an initial public offering. Pursuant to paragraph 8 of Statement of Financial Accounting Standards No. 5 ("FAS 5"), a liability shall be accrued in connection with a contingency if the contingency is probable and the amount of the liability can be reasonably estimated. For a contingency to be probable, it must be likely to occur. The obligation to acquire the interests from our joint venture partners is contingent upon the completion of our initial public offering. Our ability to complete an initial public offering is subject to factors outside of our control, such as general market conditions and the interest of investors in acquiring shares of our common stock. Also, at this time the Staff has not completed its review of our registration statement and we have not executed a definitive underwriting agreement. Due to these factors, and others, we do not believe that the completion of our initial public offering can be considered likely at this time. Accordingly, the contingent obligation to acquire the minority interests from our joint venture partners is not probable. Therefore, we have not accrued a liability in connection with this contingency. Since, however, we believe the completion of our initial public offering is reasonably possible (as defined in FAS 5), in accordance with paragraph 10 of FAS 5 we have elected to disclose this contingency.

COMMENT

24. Refer to your response to comment 82. We note the added disclosure related to these obligations. Please provide to us a more robust analysis of the accounting treatment applied to these agreements. Include references to the specific paragraphs within the authoritative literature that supports this accounting treatment.

RESPONSE

         As indicated in our response to comment 23, FAS 5 requires a liability to be accrued in connection with a contingency if the contingency is probable and the amount of the liability can be reasonably estimated. In order for these buy/sell provisions to apply, one of the parties to the joint venture must elect to exercise their buy/sell rights. The buy/sell provisions do not automatically apply after any defined period. Since neither us nor any of our joint venture partners have exercised their buy/sell rights,

Mr. Jeffrey Riedler
February 14, 2005
Page 16


and since we have no knowledge that any of our joint venture partners intend to exercise their rights, at this time we do not believe it is likely that any of these buy/sell rights will be exercised. In addition, the party electing to exercise their rights has the ability to either buy the other party's interests or sell their interests. Therefore, until one party exercises its rights, we do not know whether or not we will be selling our interests or acquiring the interests of our joint venture partner. As a result, we are not able to accrue a liability, as we are unsure as to whether the exercise of the buy/sell provisions will result in a liability or a possible gain on the sale of our interests. We believe this further supports our conclusion that the contingency is not likely to occur at this time.

         The amount we would be obligated to pay if one of our joint venture partners elected to sell its interests would be based on the EBITDA of the joint venture for a trailing period of time from the date of exercise. Until the exercise notice required under the buy/sell provision is delivered, we are unable to calculate the EBITDA of the joint venture for this trialing period. Thus, at this time we do not believe that we can reasonably estimate the amount of any contingent liability associated with these buy/sell rights.

         Since we do not believe the exercise of the buy/sell provisions is probable and we are unable to reasonably estimate the amount of any liability associated therewith, we have not accrued a liability in connection with these buy/sell provisions. Since there is a reasonable possibility that at some point in the future we may incur a liability associated with these buy/sell provisions, in accordance with paragraph 10 of FAS 5 we have elected to disclose the terms of these buy/sell provisions on page F-23.

         If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872 or Steve Pottle at (404) 881-7554.

                                                     Sincerely,




                                                     Peter C. November


cc:      Zafar Hasan
         Tabatha Akins
         James Atkinson
         Keith G. Myers
         R. Barr Brown
         Steven L. Pottle
         Nilene R. Evans